Simpson Thacher & Bartlett LLP

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NEW YORK, N.Y. 10017

TELEPHONE: +1-212-455-2000

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Direct Dial Number	E-mail Address
(212) 455-2516	bwells@stblaw.com

November 17, 2021

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alberto H. Zapata, Senior Counsel

Re:                             PGIM Private Real Estate Fund, Inc.
Registration Statement on Form N-2
Filing Nos.: 333-259133 and 811-23739

Ladies and Gentlemen:

On behalf of PGIM Private Real Estate Fund, Inc. (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2021, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Company Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by email from the staff of the Commission (the “Staff”) on September 29, 2021, relating to the Registration Statement.  Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1.  All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

General

1.                                      Several pages of the prospectus contain blanks for missing disclosure, such as the fee table. Please insure that all missing information is included in a pre-effective amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment.

Response: The Fund has further updated its disclosure and will make further updates in later amendments.  We acknowledge the Staff may have additional comments.

2.                                      Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund has not presented any test the water materials to potential investors and does not anticipate doing so.

3.                                      Please confirm that the Fund intends to rely on section 23(c)(2) of the 1940 Act and rule 13e-4 under the 34 Act in connection with any tender offers. Also, clarify whether the Fund in addition intends to conduct a repurchase program according to rule 23c-3 under the 1940 Act.

Response: Confirmed that the Fund intends to rely on Section 23(c)(2) of the 1940 Act and Rule 13e-4 under the Exchange Act in connection with the tender offers contemplated in the Registration Statement.  The Fund does not intend to conduct a repurchase program according to Rule 23c-3 under the 1940 Act.

4.                                      We note that the registration statement discloses a number of requests for exemptive relief, both future and current (i.e., multi-class, fee arrangements, section 19(b), and co-investing). Please advise us as to the status of each of the applications disclosed in the registration statement and whether you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the registration statement. Additionally, please (i) provide the order number for any exemptive relief that has been granted, and (ii) disclose, each time an application for exemptive relief which has not yet been granted is mentioned in the registration statement, that such relief is subject to Commission approval and there is no assurance the Commission will grant the relief.

Response: The Fund filed an application for exemptive relief to offer multiple share classes on September 24, 2021 (File No. 812-15266).  The Fund currently intends to also file for exemptive relief to permit co-investments with affiliates and also to permit the Fund’s investment manager to receive its fees in shares of the Fund, however, the Fund has not yet filed applications for these matters at this time.  The Fund’s investment manager has received exemptive relief (File No. 812-13998) from Section 19(b) of the 1940 Act and  Rule 19b-1 thereunder that permits the Fund to pay distributions from long-term capital gains more frequently than once per year.

The Fund has added disclosure stating that relief that has not been granted is subject to Commission approval and there is no assurance the Commission will grant the relief.

Cover Page

1.                                      As part of the discussion of the Fund on the cover page, please disclose what the Fund must distribute to its stockholders in order to qualify as a REIT.

Response: The Fund has added disclosure on the cover page that in order to qualify as a REIT the Fund must distribute at least 90% of its REIT taxable income each year to its stockholders.

2.                                      Please tell us if and how much the Fund will invest in private real estate funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest more than 15% of its net assets in private real estate funds that rely on sections 3(c)(1) or 3(c)(7), please note that registered closed-end funds that invest more than 15% of their net assets in such funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please confirm to us that the Fund will invest 15% or less or that they will impose a $25,000 initial investment minimum and will limit investments to accredited investors. We may have additional comments after reviewing your response.

Response: The Fund confirms that it will not invest more than 15% of its assets in private funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act.  The Fund has added disclosure confirming this in the description of its investment strategies.

3.                                      Please clarify whether the equity and debt investments mentioned as part of the Fund’s 80% policy are backed by real estate. Further, please elaborate on what is meant by “private transactions?”

Response: The Fund has revised its disclosure to clarify that the 80% test includes equity investments in real estate or real estate related companies and debt investments backed by real estate or real estate related companies.  The Fund considers transactions to be private if they are not executed on an established trading market.

4.                                      Investment Strategies. If derivatives are counted towards the Fund’s 80% investment policy, please disclose here or in the body of the prospectus that derivatives are valued based on market value for this purpose. Please also specifically describe the types of derivatives in which the Fund can invest.

Response: The Fund has disclosed in the Investment Objectives and Strategies section that derivatives are valued at market value for purposes of the 80% investment policy.  The Fund has added disclosure stating that its derivatives investments may include options contracts, futures contracts, options on futures contracts, indexed securities, credit linked notes, credit default swaps and other swap agreements for investment, hedging and risk management purposes.

5.                                      Investment Strategies. The Fund states that it will invest in, among other things, “net lease.” Please explain to investors what is meant by this term in plain English. The Fund also states that property level debt will be incurred by “operating entities.” Please provide further disclosure elaborating on what is meant by “operating entities.”

Response: The Fund has added disclosure explaining that “net lease” investments are properties leased to long-term tenants where the tenants have agreed to pay substantially all expenses related to the property, including taxes, insurance and maintenance.  The Fund has added disclosure explaining that operating entities referenced are entities that own and manage real properties.

6.                                      Please provide disclosure regarding up to how many shares the Fund intends to offer on a continuous basis.

Response: The Fund has not yet determined the size of its offering and will disclose the size in a later amendment.

7.                                      Please reformat the bolded paragraph regarding the lack of a secondary market as a bolded bulleted paragraph to further highlight this disclosure and add the following statement: An investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe. Further, provide an internal cross-reference to the section of the prospectus addressing risk factors associated with leverage.

Response: The Fund has updated its disclosure accordingly. The Fund has already provided an internal cross-reference to both “Leverage” and “Risks—Leverage Risks.”

8.                                      Please add a second bolded bulleted paragraph to the cover page stating that:

An investor will pay a sales load of up to [  ]% and offering expenses of up to [  ]% on the amounts it invests. If you pay the maximum aggregate [  ]% for sales load and offering expenses, you must experience a total return on your net investment of [  ]% in order to recover these expenses.

Response: The Fund has updated its disclosure accordingly.

9.                                      The Fund states that it expects to utilize property level debt financing and that such financing is composed of mortgages on Fund properties that are not recourse to the Fund except in limited circumstances. Please explain in plain English the meaning of the phrase: “not recourse to the Fund.”

Response: The Fund has added disclosure explaining that property level debt that is not recourse to the Fund is debt where, in a default, the lender can only seek recovery from the property and cannot further pursue any recovery from the Fund or any of its other assets.

Prospectus Summary

1.                                      The Fund. Please also add disclosure to the first paragraph informing investors of the Fund’s registration status vis a vis the Securities Act of 1933.

Response: The Fund has added disclosure in the Prospectus Summary that the Fund is offering its shares pursuant to an offering registered under the Securities Act of 1933, as amended.

2.                                      The Offering. Please explain, supplementally, whether the Fund will offer one class of securities until it receives exemptive relief. If so, disclose what share class the Fund intends to offer.

Response: The Fund confirms that it will offer only one class of shares unless and until it receives exemptive relief to offer multiple share classes.  The Fund has disclosed it will offer Class I shares prior to receiving such exemptive relief.

3.                                      Investment Management Agreement. Assuming the Fund receives multi-class exemptive relief, please disclose which class of shares serves as the basis for the incentive fee.

Response: The Investment Manager’s incentive fee is calculated based on Portfolio Operating Income, which excludes distribution and servicing fees.  As a result the incentive fee is calculated the same for all share classes.

4.                                      Investment Process. The Fund states that “ESG considerations are embedded though the various stages of PGIM Real Estate’s investment process . . . .” Clarify whether such ESG screens are applied to all of the Fund’s investments or just a portion of its investments.

Response: The Fund confirms that the referenced ESG screens will be applied to all of the Fund’s investments and has clarified that in the disclosure accordingly.

5.                                      Repurchases. The Fund states that it intends to conduct quarterly tender offers. Please provide summary disclosure or an internal cross reference explaining the investor notification process for such tender offers.

Response: The Fund has added in Repurchase of Common Stock that it will conduct its tender offers pursuant to Rule 13e-4 of the Exchange Act and will file a Schedule TO and related exhibits on EDGAR and deliver notifications to stockholders as required by Rule 13e-4.

6.                                      Repurchases. Please reconcile the statements in this section: 1) the Fund intends, but is not obligated, to conduct quarterly tender offers; and 2) the Fund intends to comply with an exemption under FINRA Rule 5110 that requires the Fund to make at least two tender offers per calendar year. Clarify the consequence with regard to the FINRA exemption if it decides not to conduct a tender within a calendar year.

Response: The Fund intends to conduct four tender offers per year, but is not obligated to do so. The Fund will comply with the exemption under FINRA Rule 5110 if it makes at least two tender offers per calendar year (such that the Fund could miss one or two or its intended four tender offers per year and still comply).  The exemption under FINRA Rule 5110 would allow the Fund to use the compensation limits of FINRA Rule 2341 instead of FINRA Rule 5110.

7.                                      Leverage. Explain more clearly the limitations on leverage are tied to the 1940 Act.

Response: The Fund has added disclosure that it is limited to the leverage limits imposed by the 1940 Act.

8.                                      Acquisition of Initial Portfolio. The Fund refers investors to the financial statements in SAI for more information about the Predecessor Fund. This is inadequate prospectus disclosure concerning the Predecessor Fund. Please provide further disclosure in the prospectus explaining the planned reorganization of the Predecessor Fund and the specifics concerning its current investments, objectives, and strategies. Please also disclose that the Predecessor Fund was not subject to the Investment Company Act and, thus, may have been managed differently than the Fund.

Response: The Fund has disclosed that the Predecessor Fund was not subject to the 1940 Act and thus was managed differently than the Fund will be managed. The Fund agrees to provide this information on the predecessor fund in a later amendment.

9.                                      Interest Rate Risk. Please include disclosure regarding the currently historically low interest rate environment and how that may impact the Fund and its investments.

Response: The Fund has added the requested disclosure.

10.                               Periodic Tender Offer Risk. Please add summary risk disclosure that includes the potential tax consequences of share repurchases and related portfolio security sales to investors and to the Fund. Please also discuss the effect that share repurchase offers and related financings might have on expense ratios and on portfolio turnover. See Guidelines to Form N-2, Guide 2.

Response: The Fund has added risk disclosure that share repurchases may result in disposing assets, which could increase portfolio turnover.  The Fund notes that the Registration Statement already includes disclosure that the repurchase may result in a smaller base of assets resulting in an increase in expenses per share. The Fund has also added disclosure on the tax consequences of exchanging shares of Common Stock for cash pursuant to a tender offer.

11.                               Periodic Tender Risk. The Fund states that the use of leverage to finance the repurchase of Common Stock will further increase the Fund’s expenses borne by shareholders of the Fund, in addition to the increase in pro rata expenses that will result from having a smaller base of assets after any such tender offers over which to spread fixed expenses. Please redraft using plain English terms rather than “pro rata.” Apply such modifications to all instances of the “pro rata” in the prospectus.

Response: The Fund has modified the language to describe that this could result in an increase in expenses per share.  The Fund has replaced other references to pro rata with “ratable.”

12.                               The Fund discusses mortgage loan risk as a principal risk of the Fund. Please add corresponding disclosure in the investment strategies sections regarding what types of loans will be used in achieving its investment objectives and how the Fund intends to employ such loans to achieve these objectives.

Response: The Fund’s disclosure in Investment Objectives and Strategies includes disclosure that “the Fund’s private real estate investments may also include mortgage debt, mezzanine debt, and preferred equity or common equity issued by or in connection with real estate related operators or investments companies” and further disclosure about senior mortgage loans in “Investments in Private Real Estate Debt and Preferred Equity.”

13.                               Please provide total dollar custodian and transfer agent annual fees or the method for calculating such fees.

Response: The Fund has not yet finalized the engagement of these parties.  The Fund will disclose the method of charging the fee in its disclosure once determined, but does not believe the amount of fees paid to these service providers will be material to stockholders of the Fund.

Summary of Fund Expenses

1.                                      Immediately after the fee table include a brief narrative explaining the purpose of the table per general instruction 1 to Item 3 of Form N-2.

Response: The Fund has added the requested disclosure.

2.                                      In footnote three, the Fund states that the Manger receives a Management Fee payable monthly in arrears by the Fund. Please redraft this disclosure in plain English.

Response: The Fund has revised the disclosure to state that the fee is earned monthly at the end of each month.

3.                                      Please confirm that the Manager’s fee waiver discussed in footnote three will be in place at least one year from the date of effectiveness of the registration statement.

Response: Confirmed that the Fund’s Expense Limitation and Reimbursement Agreement that gives rise to the Fees Waived and/or Expenses Reimbursed included in the table will be in place for at least one year.

4.                                      Please confirm to the staff that expenses incurred by the Fund in originating loans are reflected in the fee table.

Response: Confirmed that any expenses related to the Fund originating loans are included in Other Expenses.

5.                                      Footnote 8 to the fee table states that Property Level Expenses include estimated fees and expenses related to property management, disposition expenses, and any other expenses related to investments in real property of the Fund’s consolidated subsidiaries. Please also disclose in footnote 8 that this line item also includes (i) real estate/property taxes and (ii) interest payments on properties held in the Fund’s consolidated subsidiaries.

Response: The Fund has updated Footnote 8 to disclose that this line item also includes real estate/property taxes.  The Fund would include interests expenses related to its consolidated subsidiaries in Interest Payments on Borrowed Funds.

Investment Strategies

1.                                      (p. 30) The Fund states that it plans to own all or substantially all of the Fund’s property investments through its wholly-owned operating partnership. To the extent that the Fund intends to use wholly-subsidiaries to acquire portfolio property, please address the following comments:

A.                                    Disclose that the Fund will comply with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with such subsidiaries;

Response: The Fund has added disclosure that the Fund and its wholly-owned subsidiaries will comply with Section 18 of the 1940 Act on an aggregate basis. The Fund also confirms that it will comply with the investment policy requirements of the 1940 Act and that its tender offers will be conducted in compliance with the 1940 Act.

B.                                    Disclose that any investment adviser to any such subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (section 15) as if it were an investment adviser to the fund under section 2(a)(20) of the 1940 Act. Any investment advisory agreement between such subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement;

Response: The Fund’s subsidiaries will not have investment advisers.  Such subsidiaries will be controlled by the Fund, which is in turn managed by the Fund’s investment manager.

C.                                    Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (section 17). Identify the custodian of the subsidiary, if any;

Response: The Fund has added disclosure that its subsidiaries will comply with the affiliated transaction requirements of Section 17 of the 1940 Act and that its consolidated subsidiaries will comply with Section 17 of the 1940 Act.  The Fund does not currently have any subsidiaries, but expects that the Fund’s custodian will also serve as custodian to the Fund’s consolidated subsidiaries.

D.                                    Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of the Fund that invests in a subsidiary should reflect aggregate operations of the Fund and the subsidiary;

Response: The Fund’s current disclosure on investment strategies and principal risks applies to the Fund and its subsidiaries.

E.                                     Explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Fund. If not, please explain why not;

Response: The financial statements of the wholly-owned operating partnership and any other wholly-owned subsidiary will be consolidated with those of the Fund.

F.                                      Confirm in correspondence that: (1) the subsidiary’s management fee (including any performance fee) paid to the investment adviser to manage the subsidiary will be included in Management Fee line item of the fee table and the other expenses of the subsidiary will be included in “Other Expenses” in the fee table; and

Response: The Fund does not expect any management or incentive fees to be charged at the Fund’s subsidiaries.  To the extent any such fees are charged, the Fund confirms it would include them in the Management Fee line item.  The Fund confirms any other expenses of the subsidiary will be included in the Other Expenses in the fee table.

G.                                    Confirm to the staff that the subsidiary will be organized in the United States. Alternatively, confirm to us that the subsidiary, and any board of directors it has, will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder.

Response: The Fund confirms the operating partnership will be organized in the United States.

2.                                      (p. 34) The Fund proposes to invest in real estate investments through its wholly-owned operating partnership, joint ventures, other partnerships or co-ownership arrangements. Please confirm that the Fund has considered the implications of rules 3-09 and 4-08(g) of Regulation S-X in terms of whether any consolidation of these entities is necessary and other required disclosures necessary for both disclosure documents and shareholder reports.

Response: The Fund has considered and will comply with the requirements of Rules 3-09 and 4-08(g) of Regulation S-X.

3.                                      (p. 35) Investments in Private Real Estate Debt and Preferred Equity. With regard to loans originations discussed in this section, the staff has several comments. We may have follow-up comments after reviewing your responses. Please disclose:

A.                                    Any limits on loan origination by the Fund, including a description of any limits imposed by the Fund’s fundamental investment restrictions that the Fund may make loans to the extent permitted under the 1940 Act and the rules and regulations thereunder;

Response: The Fund confirms that it will only make loans to the extent permitted by the 1940 Act and the rules and regulations thereunder.  The Fund’s 80% policy requires that it invest at least 80% of its assets in real estate, which would include mortgage loans and other real estate related loans, but would not include general corporate loans to non-real estate companies. The Fund will also not invest in loans to the extent it would compromise the Fund’s status as a REIT. There are no other specific limits on the Fund’s ability to make loans.

B.                                    The loan selection process, including maturity and duration of individual loans, borrower and loan types and geographic location of the borrower;

Response: The Fund’s loan investments will be focused on commercial real estate loans. Including mezzanine loans and mortgage loans.  The selection for such loans will be focused on the basic terms of the loan and analysis of the underlying real estate.  The analysis of the underlying real estate is similar to the Fund’s investments in properties as disclosed in “Investment Objectives and Strategies—Portfolio Composition—Investment in Properties.”

C.                                    The underwriting standards for these loans;

Response: The Fund has updated its disclosure to include the underwriting standards for the loans. See “Real Estate Debt and Other Debt Investments—Loan Selection.”

D.                                    Whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations;

Response: The Fund has updated its disclosure to reflect that loans will be serviced post-closing to PGIM Real Estate Loan Services.

E.                                     Whether the Fund will set up its own online lending platform to originate these loans; and

Response: The Fund does not intend to set up its own online lending platform to originate these loans.

F.                                      Any limits on the amount of loans the Fund may originate to issuers in the same industry (e.g., no more than 25% of the Fund’s assets)

Response: The Fund’s loan investments will focus on real estate loans.  Because the Fund’s 80% policy requires that it invest at least 80% of its assets in real estate, the Fund would not be able to invest more than 20% of its assets in non-real estate or non-real estate related assets (including loans).

4.                                      Please tell us whether the Fund expects to originate subprime loans. If so, please disclose (1) to what extent the Fund expects to do so; and (2) any unique risks. We may have more comments after reviewing your response.

Response: The Fund does not expect to originate sub-prime loans.

5.                                      Please respond to the following comments regarding the Fund’s procedures for valuing originated loans and liquidity. We may have more comments after reviewing your response.

A.                                    Confirm that the Fund will update underlying valuation data with respect to each individual loan that it originates at least as often as it calculates its net asset value; and

Response: The Fund confirms that it will update underlying valuation data on individual loans at least as often as it calculates its net asset value. The Fund expects to value each loan monthly and will monitor for changes to value intra-month and update the loan’s value if any such changes occur.

B.                                    Disclose that (i) originated loans will be valued on an individual loan level, (ii) fair valuation will be performed using inputs that incorporate borrower level data, which is updated as often as net asset value is calculated and (iii) the type of information that will be used to value the loans.

Response: The Fund has added disclosure confirming it will value each loan on an individual level.  Because the Fund invests in real estate loans, the value of the real estate collateral is the relevant input for the value of the loan.  The Fund has already disclosed that its valuation factors in “changes in value of the underlying real estate or other collateral.”

Repurchase of Common Stock

1.                                      (p. 82) The Fund states that each tender offer would be made and stockholders would be notified in accordance with the requirements of the Exchange Act and the Investment Company Act, either by publication or mailing or both. Rather than these general statements, please provide the full information required under Guide 2 to Form N-2. In that regard, please disclose when the purchase price will be determined. The prospectus should also disclose that: (1) when a tender offer is made, notice will be provided describing the terms of the tender offer; and (2) the notice will contain information shareholders should consider in deciding whether or not to participate in the tender offer (including the existence and amount of any repurchase fee that may be charged) and detailed instructions on how to tender shares.

Response: The Fund has disclosed “The Fund expects to set the price of its tender offers using the NAV per share for each applicable class as of the last day of such tender offer.”  The Fund has added the requested disclosure related to the tender offer notice.

SAI

1.                                      (p. 34) The Fund states that the Board has delegated to the Manger the responsibility for voting any proxies. Please also state how the ESG screens noted as part of the Fund’s investment process factors into the Fund’s proxy voting policies.

Response: The Fund has updated its disclosure accordingly.

Please call me (212-455-2516) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Benjamin Wells

cc:                                Andrea Ottomanelli Magovern, Securities and Exchange Commission

Sumeera Younis, Securities and Exchange Commission

Claudia DiGiacomo, Esq.
Debra Rubano, Esq.